Exhibit 4.3


            Section 3. of the 1991 Stock Option Plan, as amended, is further amended to read:

            "3. Shares Available Under Plan. The number of shares which may be issued pursuant to options granted under this Plan shall not exceed 1,000,000 shares of the Common Stock of the Corporation; provided, however, that shares which become available as a result of canceled, unexercised, lapsed or terminated options granted under this Plan shall be available for issuance pursuant to options subsequently granted under this Plan, and the number of shares for which options have been granted or are available for grant under this Plan shall be proportionately increased or decreased in accordance with Section 8 hereof upon occurrence of any event described therein. The shares issued upon exercise of options granted under this Plan may be authorized and unissued shares or shares previously acquired or to be acquired by the Corporation."